SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                      Brown & Sharpe Manufacturing Company
                                (Name of Issuer)

                 Class A Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                  115223 10 9
                                 (CUSIP Number)

Seth H. Hoogasian, Esq.                            Thermo Electron Corporation
General Counsel                                        81 Wyman Street
(781) 622-1000                                     Waltham, MA  02254-9046

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



------------------------------------------------------------------------------------------------------------------------
                         NAME OF REPORTING PERSON
           1             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Thermo Electron Corporation
                         IRS No. 04-2209186

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [    ]
                                                                      (b) [ x  ]
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

           3             SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
           4             SOURCE OF FUNDS*

                         WC
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
          5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or
                         2(e)        [    ]


------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

          6             CITIZENSHIP OR PLACE OF ORGANIZATION

                         State of Delaware
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                           7   SOLE VOTING POWER
       NUMBER OF

         SHARES                743,800
      BENEFICIALLY

        OWNED BY

          EACH

        REPORTING

       PERSON WITH
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                           8   SHARED VOTING POWER

                               0
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                               743,800

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                          10   SHARED VOTING POWER
                               0
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
           11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON

                         743,800
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
           12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES*                               [   ]

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
           13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                         5.79%


------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
           14            TYPE OF REPORTING PERSON *

                         CO


------------------------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D relates to the shares of Class A Common Stock, par value $1.00 per share (the "Shares"), of Brown & Sharpe Manufacturing Company (the "Issuer"). The Issuer's principal executive offices are located at Precision Park, 200 Frenchtown Road, North Kingstown, Rhode Island 02852.

Item 2.  Identity and Background.

         This statement is being filed by Thermo Electron Corporation (the "Reporting Person"). The Reporting Person is filing this statement pursuant to Rule 13d-1 to reflect the Reporting Person's holdings of more than 5% of the Issuer's Shares.

         The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02254-9046. The Reporting Person is a Delaware corporation.

         The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; paper recycling and papermaking equipment; alternative-energy systems; industrial process equipment; and other specialized products. The Reporting Person also provides a range of services that include industrial outsourcing, particularly in environmental-liability management, laboratory analysis, and metallurgical processing; and conducts advanced technology research and development.

         Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

         During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The  Reporting   Person  has  expended   approximately   $8,010,000  in
purchasing Shares of the Issuer. These funds were paid out of the Reporting Person's working capital.

Item 4.  Purpose of Transaction

         The Reporting Person made its equity investment in the Issuer with a view towards a possible acquisition of the Issuer. The Reporting Person, through its majority-owned subsidiary Thermo Optek Corporation, made a proposal to the Issuer in March 1998 for a possible acquisition. The Issuer rejected the proposal and informed the Reporting Person that the Issuer's Board of Directors has determined that the best means for providing long-term value to its shareholders is to independently pursue its business plan rather than to sell the company. The Reporting Person remains interested in a possible acquisition at a price in excess of the current market price for the Shares. However, the Reporting Person will pursue an acquisition only with the consent of the Issuer's Board of Directors.

         The Reporting Person reserves the right to continue to acquire Shares or to dispose of Shares from time to time, on the open market or otherwise. Conditions relevant to any future action may include then current market and economic conditions, the Issuer's then current or prospective financial performance, the market performance of the Issuer's common stock and plans of the management of the Issuer, if any, with respect to the Issuer, including a possible sale of the company. Any acquisition of the Issuer by the Reporting Person would result in the Reporting Person obtaining control of the Issuer and the Issuer becoming a direct or indirect subsidiary of the Reporting Person.

         Except as set forth in this Item 4, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 743,800 Shares, or approximately 5.79% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares.

         (b) The Reporting Person has the sole power to vote and dispose of the Shares.

         (c) The Reporting Person has effected the following purchases on the open market with respect to the Shares during the past 60 days.


Date             Shares Purchased   Price Per Share            Transfer Type

03/04/98            5,000               $ 10                Open Market Purchase
03/05/98              600                 10                Open Market Purchase
03/05/98           10,200                 10.25             Open Market Purchase
04/14/98            3,800                 12.125            Open Market Purchase
04/14/98            1,500                 12.25             Open Market Purchase
04/22/98            10,000                12.625            Open Market Purchase
04/22/98             9,500                12.5625           Open Market Purchase
04/23/98               700                12.375            Open Market Purchase
04/24/98             3,900                12.375            Open Market Purchase
04/27/98            50,800                12                Open Market Purchase
04/27/98            18,200                12.125            Open Market Purchase
04/28/98             5,800                13.625            Open Market Purchase
04/29/98            74,200                13.625            Open Market Purchase
04/29/98            10,500                13.50             Open Market Purchase


         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. Not applicable.

Item 7.           Material to Be Filed as Exhibits

         The following documents relating to the securities of the Issuer are filed herewith as exhibits.

         (i) Letter dated March 13, 1998 from Earl R. Lewis, President and Chief Executive Officer of Thermo Instrument Systems Inc., to Frank T. Curtin, Chairman, President and Chief Executive Officer of the Issuer.

         (ii) Letter dated March 20, 1998 from Frank T. Curtin, Chairman, President and Chief Executive Officer of the Issuer, to Earl R. Lewis, President and Chief Executive Officer of Thermo Instrument Systems Inc.

         (iii) Letter dated April 7, 1998 from Frank T. Curtin, Chairman, President and Chief Executive Officer of the Issuer, to Earl R. Lewis, President and Chief Executive Officer of Thermo Instrument Systems Inc.

Signature

         After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: April 30, 1998                             THERMO ELECTRON CORPORATION


                                                 By: /s/ Sandra L. Lambert
                                                 Sandra L. Lambert
                                                 Secretary

                                   APPENDIX A

         The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is Thermo Electron Corporation, 81 Wyman Street, Waltham, Massachusetts 02254-9046.

John M. Albertine:                                Director, Thermo Electron

         Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                                   Director, Thermo Electron

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                             Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                                    Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 N.W. Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                                 Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investments and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Frank E. Morris:                                  Director, Thermo Electron

     Dr. Morris served as President of the Federal Reserve Bank of Boston from 1968 until he retired in 1988. Dr. Morris also served as the Peter Drucker Professor of Management at Boston College from 1989 to 1994. His address is P.O. Box 825, 24 Sugarhouse Road, New London, New Hampshire 03257.

Donald E. Noble:                                  Director, Thermo Electron

         For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Hutham S. Olayan:                                 Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in advisory services and private investments, including real estate. Her business address is 505 Park Avenue, Suite 1100, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron                                  Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                              Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                            Director, Chairman of the
                                                  Board and Chief Executive
                                                  Officer, Thermo Electron

John N. Hatsopoulos:                              Director, President and
                                                  ChiefFinancial Officer,
                                                  Thermo Electron

Peter G. Pantazelos:                              Executive Vice President,
                                                  Corporate Development,
                                                  Thermo Electron

Arvin H. Smith:                                   Executive Vice President,
                                                  Thermo Electron

William A. Rainville:                             Senior Vice President,
                                                  Thermo Electron

John W. Wood, Jr.:                                Senior Vice President,
                                                  Thermo Electron

Paul F. Kelleher:                                 Senior Vice President,
                                                  Finance & Administration and
                                                  Chief Accounting Officer
                                                  Thermo Electron

Exhibit (i)

                   [THERMO INSTRUMENT SYSTEMS INC. LETTERHEAD]


                                                              March 13, 1998



Mr. Frank T. Curtin
President and Chief Executive Officer
Brown & Sharpe Manufacturing Company
Precision Park
200 Frenchtown Road
North Kingstown, RI 02852

Dear Frank:

         As I mentioned to you in our last meeting, we believe that a merger of Brown & Sharpe Manufacturing Company with our Thermo Optek subsidiary would be ideal. Our operations share a number of complementary strengths, and becoming a member of the Thermo Electron family of companies would significantly enhance Brown & Sharpe's business potential.

         Accordingly, we would like to propose a merger of Brown & Sharpe with Thermo Optek for a cash payment of $13.50 per share to your shareholders. We presently have access to the funds necessary to effect this transaction. To that end we are prepared to negotiate and enter a mutually acceptable merger agreement with Brown & Sharpe. Assuming that we agree to a merger on this basis, I am sure that we both will want to take steps to effectuate the transaction as promptly as possible. As you may know, we are already a holder of slightly less than 5% of Brown & Sharpe's Class A Common Stock, and because we believe it to be a good investment, we may acquire additional shares in open market transactions within the next month.

         We appreciate that, in considering our proposal, the obligation of your Board of Directors is to examine it from the standpoint of the best interest of Brown & Sharpe's shareholders as a whole. We are ready and eager to meet with you and your advisors to begin work on a merger agreement once your Board of Directors has consented to the transaction. Working together, I do not anticipate any difficulties in arranging the details and I am confident that we can develop a definitive agreement very quickly. I would very much appreciate hearing from you within the next week so that we both might discuss how best to proceed.

      I hope that we can complete this transaction on a mutually acceptable basis. Please do not hesitate to contact me at (508) 553-1680 at your earliest convenience. Best regards.

                                         Sincerely,


                                          /s/ Earl R. Lewis
                                          Earl R. Lewis
                                          President and Chief Executive Officer

Exhibit (ii)

                [BROWN & SHARPE MANUFACTURING COMPANY LETTERHEAD]


                                        March 20, 1998



Via Fax
Original by Mail

Mr. Earl Lewis
President and Chief Executive Officer
Thermo Instrument Systems Inc.
8 East Forge Parkway
Franklin, MA 02038

Dear Mr. Lewis:

         I received your letter to me dated March 13, 1998 and thank you for the interest. We are taking your proposal seriously and have called a special meeting of our Board of Directors to discuss your proposed offer the week of March 30. We will respond to you following the Board of Directors meeting.

                                        Very truly yours,

                                        Brown & Sharpe Manufacturing Company




                                        /s/ Frank T. Curtin
                                        Frank T. Curtin
                                        Chairman, President, and Chief
                                        Executive Officer

FTC:ed

Exhibit (iii)
                [BROWN & SHARPE MANUFACTURING COMPANY LETTERHEAD]

                                            April 7, 1998

Via Fax
Confirmation by Federal Express


Mr. Earl Lewis
President and Chief Executive Officer
Thermo Instrument Systems Inc.
8 East Forge Parkway
Franklin, MA 02038

Dear Mr. Lewis:

         Brown & Sharpe's Board of Directors has discussed your letter of March 13, 1998, which proposed a merger of Brown & Sharpe with Thermo Optek. In the proposed merger, each share of Brown & Sharpe would be exchanged for $13.50 in cash. After consulting with its advisors and carefully considering your proposal, the Brown & Sharpe Board of Directors has unanimously determined that the proposal is grossly inadequate and is not in the best interests of Brown & Sharpe and its shareholders. The Board of Directors has also re-affirmed its determination that the best means for providing long-term value to Brown & Sharpe's shareholders is to independently pursue our business plan rather than to sell the Company. Consequently, we do not believe any further communication on this subject is necessary.
                                            Very truly yours,
                                            Brown & Sharpe Manufacturing Company

                                            /s/ Frank T. Curtin
                                            Frank T. Curtin
                                            Chairman, President and Chief
                                            Executive Officer
FTC:ed